Exhibit 99.3

ALMADEN MINERALS LTD,
1103 – 750 West Pender Street
Vancouver, B.C.  V6C 2T8

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2013 Annual General Meeting of the shareholders of Almaden Minerals Ltd. (hereinafter called the "Company") will be held in the Ferguson Room at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. V6B 1V6 on:

June 27, 2013

at the hour of 11:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2012 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year;

4.	to determine the number of directors and to elect directors; and

5.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice and Information Circular is a form of Proxy.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 23 day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALMADEN MINERALS LTD.

“Duane Poliquin”

Duane Poliquin, Chairman